SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of      October, 2008
Shaw Communications Inc.

(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	October 23, 2008 Shaw Communications Inc.
By:
/s/  Steve Wilson

Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE
Shaw announces strong fourth quarter and full year results
and provides 2009 preliminary guidance
Calgary, Alberta (October 23, 2008) — Shaw Communications Inc. today announced results for the fourth quarter and fiscal year ended August 31, 2008. Consolidated service revenue for the three and twelve month periods of $806 million and $3.10 billion, respectively, improved 13% and 12% over the same periods last year. Total service operating income before amortization1 of $370 million and $1.41 billion was up 13% and 14%, respectively, over the comparable periods. Funds flow from operations2 increased to $321 million and $1.22 billion for the quarter and year, respectively, compared to $273 million and $1.03 billion in the same periods last year.
During the quarter Basic cable subscribers increased 4,122 to 2,248,120, Digital and Internet customers grew by 23,020 to 906,320 and 24,785 to 1,565,962, respectively, and Digital Phone lines grew by 61,999 to 611,931. DTH customers increased 1,736 to 892,528.
Free cash flow1 for the quarter was $143 million bringing the twelve month total to $453 million compared to $76 million and $356 million, respectively, for the same periods last year. These improvements in free cash flow were mainly achieved through higher service operating income before amortization and for the annual period after taking into account over $85 million of increased capital investment.
Chief Executive Officer and Vice Chairman Jim Shaw commented “Shaw continues to compete and win in a change driven, highly competitive environment. Throughout fiscal 2008 we delivered solid subscriber growth in all products. Digital Phone had record customer gains almost every quarter and we now have over 600,000 Digital Phone lines. We continue to maintain one of the strongest broadband businesses in North America with 70% penetration of basic customers. Digital TV had a record year adding over 140,000 customers which represents an increase of over 55% compared to last year. We compete and win by offering customers a choice and delivering the innovative products and services they want on a value priced basis.”
He continued: “We delivered strong financial results and improved our financial metrics, including our industry leading operating margin. Annual consolidated revenues were up 12% and consolidated service operating income increased almost 14%. Growth in free cash flow of approximately $100 million to $453 million was achieved in conjunction with continued significant capital investment required to facilitate growth and maintain a leading network capable of providing the next generation of services. We make prudent investments to meet our current and longer term strategic goals while preserving our ability to return cash to our shareholders. Dividends paid to shareholders in fiscal 2008 increased 52% to over $300 million and we repurchased $100 million of shares. Looking back, fiscal 2008 was a year of impressive accomplishments.”

Net income of $132 million or $0.31 per share for the quarter ended August 31, 2008 compared to $136 million or $0.31 per share for the same quarter last year. Net income for the annual period was $672 million or $1.56 per share compared to $388 million and $0.90 per share last year. The current and comparable three and twelve month periods included non-operating items which are more fully detailed in Management’s Discussions and Analysis (MD&A). These included tax recoveries primarily related to reductions in enacted income tax rates in the current and comparable year of approximately $199 million and $35 million, respectively. Excluding the non-operating items, net income for the current three and twelve month periods would have been $133 million and $460 million compared to $100 million and $346 million, respectively, in the same periods last year.3
Service revenue in the Cable division was up 14% for each of the three and twelve month periods to $620 million and $2.38 billion. The improvement was primarily driven by customer growth and rate increases. Service operating income before amortization improved 13% to $302 million for the quarter and was up almost 16% on a year-to-date basis to $1.15 billion.
Service revenue in the Satellite division was $185 million and $729 million for the three and twelve month periods, up 7% and 5%, respectively, over the comparable periods last year. The improvement was primarily due to rate increases and customer growth. Service operating income before amortization for the quarter and year were up 13% and 5%, respectively, to $67 million and $255 million.
During the quarter the Canadian Advanced Wireless Spectrum (“AWS”) auction concluded and Shaw was successful in acquiring 20 megahertz of spectrum across most of its cable footprint for a cost of $190 million. Mr. Shaw stated, “We continue to review our wireless strategy and believe our entry in this new market should be measured and prudent in light of the developing competitive wireless market dynamics. As a result, we do not currently anticipate making material investments in wireless during 2009.”
Mr. Shaw continued: “Looking forward, we expect continued growth in fiscal 2009. Our preliminary view calls for service operating income before amortization in the Cable division to increase approximately 10% and we anticipate modest growth in the Satellite division. We plan to invest in capital expenditures to address business growth and drive continued improvements in competitiveness. We expect to generate free cash flow of at least $500 million and will manage the business to ensure we have flexibility to respond strategically to market conditions and opportunities.”
On June 27, 2008 the Board of Directors approved an 11% increase in the equivalent annual dividend rate to $0.80 on Shaw’s Class B Non-Voting Participating shares and $0.7975 on Shaw’s Class A Participating shares. This new rate was effective commencing with the monthly dividend paid on September 29, 2008.
In closing, Mr. Shaw commented “The accomplishments of Shaw’s management and staff this past year result from the dedication and commitment of our entire team. Shaw is financially and operationally strong and is never satisfied with the status quo. We will continue to employ creative and innovative strategies to successfully meet the competitive challenges that lie ahead in fiscal 2009.”

Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Star Choice). The Company serves 3.4 million customers, including over 1.5 million Internet and 610,000 residential Digital Phone customers, through a reliable and extensive network, which comprises 625,000 kilometres of fibre. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX — SJR.B, NYSE — SJR).
The accompanying Management’s Discussion and Analysis forms part of this news release and the “Caution Concerning Forward Looking Statements” applies to all forward-looking statements made in this news release.
For more information, please contact:
Shaw Investor Relations
Investor.relations@sjrb.ca

[1]	See definitions and discussion under Key Performance Drivers in MD&A.

[2]	Funds flow from operations is before changes in non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.

[3]	See reconciliation of Net Income in Consolidated Overview in MD&A.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
AUGUST 31, 2008
October 15, 2008
Certain statements in this report may constitute forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.
The following should also be read in conjunction with Management’s Discussion and Analysis included in the Company’s August 31, 2007 Annual Report and the Consolidated Financial Statements and the Notes thereto and the unaudited interim Consolidated Financial Statements and the Notes thereto of the current quarter.
CONSOLIDATED RESULTS OF OPERATIONS
FOURTH QUARTER ENDING AUGUST 31, 2008
Selected Financial Highlights

	Three months ended August 31,			Year ended August 31,
			Change			Change
($000’s Cdn except per share amounts)	2008	2007	%	2008	2007	%

Operations:
Service revenue	805,700	715,471	12.6	3,104,859	2,774,445	11.9
Service operating income before amortization (1)	369,527	326,052	13.3	1,408,236	1,239,625	13.6
Operating margin (1)	45.9%	45.6%		45.4%	44.7%
Funds flow from operations (2)	321,276	272,545	17.9	1,222,895	1,028,363	18.9
Net income	132,378	135,932	(2.6)	671,562	388,479	72.9
Per share data:
Earnings per share — basic	$0.31	$0.31		$1.56	$0.90
— diluted	$0.31	$0.31		$1.55	$0.89
Weighted average participating shares outstanding during period (000’s)	429,694	433,864		431,070	432,493

(1)	See definition under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Funds flow from operations is before changes in non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.
Subscriber Highlights

		Growth
	Total	Three months ended August 31,		Year ended August 31,
	August 31, 2008	2008	2007	2008	2007

Subscriber statistics:
Basic cable customers	2,248,120	4,122	(2,057)	21,279	20,521
Digital customers	906,320	23,020	15,709	143,180	90,556
Internet customers (including pending installs)	1,565,962	24,785	29,857	114,206	134,301
DTH customers	892,528	1,736	1,686	12,943	10,377
Digital phone lines (including pending installs)	611,931	61,999	41,604	226,574	172,650

Shaw Communications Inc.
Additional Highlights
•	Consolidated service revenue of $805.7 million and $3.10 billion for the quarter and annual periods, respectively, improved 12.6% and 11.9% over the comparable periods last year. Total service operating income before amortization of $369.5 million and $1.41 billion increased by 13.3% and 13.6% respectively over the same periods.
•	During the quarter Basic cable subscribers increased 4,122 to 2,248,120, Digital and Internet customers grew by 23,020 to 906,320 and 24,785 to 1,565,962, respectively, and Digital Phone lines grew by 61,999 to 611,931. DTH customers increased 1,736 to 892,528.
•	Internet and Digital penetration of Basic cable subscribers currently stands at 70% and 40%, respectively, up from 65% and 34% at August 31, 2007. Digital Phone penetration of Basic customers who have the service available to them is 31% compared to 22% at August 31, 2007.
•	Consolidated free cash flow[1] for the quarter was $143.3 million bringing the annual total to $452.6 million compared to $76.1 million and $356.2 million, respectively, for the same periods last year.
•	Shaw was successful in acquiring 20 megahertz of spectrum across most of its cable operating footprint in the recent AWS auction for a cost of approximately $190.0 million.
•	During the quarter the Board of Directors approved an 11% increase in the equivalent annual dividend rate to $0.80 on Shaw’s Class B Non-Voting Participating shares and $0.7975 on Shaw’s Class A Participating shares. This new rate was effective commencing with the monthly dividend paid on September 29, 2008. Total cash dividends paid per Class B Non-Voting Participating Share has increased each fiscal year as follows:

	Total Annual Dividend	Annual % Increase

2003	$0.025	—
2004	$0.080	220%
2005	$0.155	94%
2006	$0.238	55%
2007	$0.465	95%
2008	$0.705	52%
2009(1)	$0.800	13%

(1)	Expected cash dividend payment for fiscal 2009 is $0.80 based on the assumption that the Company’s Board of Directors will continue to approve monthly dividends in future periods consistent with those currently approved.
•	Shaw repurchased 3,175,500 of its Class B Non-Voting Shares for cancellation during the quarter for $67.7 million and on an annual basis repurchased 4,898,300 shares for $99.8 million. The Company plans to renew its normal course issuer bid in early November.

[1]	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

Shaw Communications Inc.
Consolidated Overview
Consolidated service revenue of $805.7 million and $3.10 billion for the quarter and year, respectively, improved by 12.6% and 11.9% over the same periods last year. The improvement was primarily due to customer growth and rate increases. Consolidated service operating income before amortization for the three and twelve month periods improved 13.3% and 13.6%, respectively, over the comparable periods to $369.5 million and $1.41 billion. The increase was driven by the revenue improvements partially offset by higher employee and other costs related to growth.
Net income was $132.4 million and $671.6 million for the quarter and year, respectively, compared to $135.9 million and $388.5 million for the same periods last year. Non-operating items affected net income in all periods including tax recoveries primarily related to reductions in enacted income tax rates in the current annual period and the comparable quarter and annual period. The current twelve month period also included a net duty recovery related to satellite importations of $22.3 million. Outlined below are further details on these and other operating and non-operating components of net income for each quarter.

	Year ended			Year ended
		Operating net	Non-		Operating net	Non-
($000’s Cdn)	August 31, 2008	of interest	operating	August 31, 2007	of interest	operating

Operating income	903,103			766,510
Amortization of financing costs — long-term debt	(3,627)			—
Interest expense — debt	(230,588)			(245,043)

Operating income after interest	668,888	668,888	—	521,467	521,467	—
Gain on sale of investment	—	—	—	415	—	415
Debt retirement costs	(5,264)	—	(5,264)	—	—	—
Other gains	24,009	—	24,009	9,105	—	9,105

Income before income taxes	687,633	668,888	18,745	530,987	521,467	9,520
Income tax expense (recovery)	16,366	209,108	(192,742)	142,871	175,488	(32,617)

Income before the following	671,267	459,780	211,487	388,116	345,979	42,137
Equity income on investee	295	—	295	363	—	363

Net income	671,562	459,780	211,782	388,479	345,979	42,500

	Three months ended			Three months ended
		Operating net	Non-		Operating net	Non-
($000’s Cdn)	August 31, 2008	of interest	operating	August 31, 2007	of interest	operating

Operating income	241,838			205,479
Amortization of financing costs — long-term debt	(882)			—
Interest expense — debt	(56,563)			(60,387)

Operating income after interest	184,393	184,393	—	145,092	145,092	—
Other gains (losses)	(1,742)	—	(1,742)	580	—	580

Income before income taxes	182,651	184,393	(1,742)	145,672	145,092	580
Income tax expense (recovery)	50,574	51,149	(575)	9,997	45,299	(35,302)

Income before the following	132,077	133,244	(1,167)	135,675	99,793	35,882
Equity income on investee	301	—	301	257	—	257

Net income	132,378	133,244	(866)	135,932	99,793	36,139

Shaw Communications Inc.
The changes in net income are outlined in the table below.

	Increase (decrease) of August 31, 2008
	net income compared to:
	Three months ended		Year ended
(000’s Cdn)	May 31, 2008	August 31, 2007	August 31, 2007

Increased service operating income before amortization	13,438	43,475	168,611
Increased amortization	(2,842)	(7,998)	(35,645)
Decreased interest expense	235	3,824	14,455
Change in net other costs and revenue (1)	(1,604)	(2,278)	9,157
Decreased (increased) income taxes	(4,962)	(40,577)	126,505

	4,265	(3,554)	283,083

(1)	Net other costs and revenue include: gain on sale of investment, debt retirement costs, other gains (losses) and equity income on investee as detailed in the unaudited interim Consolidated Statements of Income and Retained Earnings (Deficit).
Basic earnings per share for the quarter of $0.31 was consistent with the same period last year. The current quarter had improved service operating income before amortization of $43.5 million partially offset by higher amortization of $8.0 million, while the comparable period benefitted from future tax recoveries primarily related to reductions in enacted income tax rates of $35.5 million. On an annual basis, earnings per share of $1.56 were up $0.66 over the prior year. The improvement was mainly due to higher service operating income before amortization of $168.6 million, and reduced interest expense of $14.5 million, partially offset by increased amortization of $35.6 million. The current year also included higher future tax recoveries primarily related to reductions in enacted income tax rates of $163.6 million the benefit of which was partially offset by increased taxes in the current period related to higher service operating income before amortization.
Net income in the current quarter improved $4.3 million over the third quarter of fiscal 2008.
Funds flow from operations was $321.3 million in the fourth quarter compared to $272.5 million in the comparable quarter, and on an annual basis was $1.22 billion compared to $1.03 billion last year. The improvement over the comparative periods was principally due to increased service operating income before amortization and reduced interest expense.
Consolidated free cash flow for the three and twelve month periods of $143.3 million and $452.6 million, respectively, compare to $76.1 million and $356.2 million in the same periods last year. The growth over the comparable three and twelve month periods was mainly due to improved service operating income before amortization of $43.5 million and $168.6 million, respectively, and for the annual period after taking into account $86.6 million in increased capital spending. The Cable division generated $102.5 million of free cash flow for the quarter compared to $54.3 million in the comparable period. The Satellite division achieved free cash flow of $40.8 million for the quarter compared to free cash flow of $21.8 million in the same period last year.
In November 2007 Shaw received approval from the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company’s normal course issuer bid will expire on November 18, 2008 and Shaw is authorized to repurchase up to

Shaw Communications Inc.
35,600,000 Class B Non-Voting Shares. In the twelve months ended August 31, 2008 the Company repurchased 4,898,300 of its Class B Non-Voting Shares for $99.8 million. From August 31, 2008 to October 15, 2008 the Company repurchased an additional 483,000 shares for $10.5 million.
Key Performance Drivers
The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures. These financial measures do not have standard definitions prescribed by Canadian GAAP or US GAAP and therefore may not be comparable to similar measures disclosed by other companies. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others, utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. These non-GAAP financial measures have not been presented as an alternative to net income or any other measure of performance required by Canadian or US GAAP.
The following contains a listing of non-GAAP financial measures used by the Company and provides a reconciliation to the nearest GAAP measurement or provides a reference to such reconciliation.
Service operating income before amortization and operating margin
Service operating income before amortization is calculated as service revenue less operating, general and administrative expenses and is presented as a sub-total line item in the Company’s unaudited interim Consolidated Statements of Income and Retained Earnings (Deficit). It is intended to indicate the Company’s ability to service and/or incur debt, and therefore it is calculated before amortization (a non-cash expense) and interest. Service operating income before amortization is also one of the measures used by the investing community to value the business. Operating margin is calculated by dividing service operating income before amortization by service revenue.
Free cash flow
The Company utilizes this measurement as it measures the Company’s ability to repay debt and return cash to shareholders. Free cash flow for cable and satellite is calculated as service operating income before amortization, less interest, cash taxes paid or payable on net income, capital expenditures (on an accrual basis) and equipment costs (net). Consolidated free cash flow is calculated as follows:

	Three months ended August 31,		Year ended August 31,
($000’s Cdn)	2008	2007	2008	2007

Cable free cash flow (1)	102,525	54,286	305,338	237,601
Combined satellite free cash flow (1)	40,759	21,783	147,293	118,591

Consolidated	143,284	76,069	452,631	356,192

(1)	Reconciliations of free cash flow for both cable and satellite are provided under “Cable — Financial Highlights” and “Satellite — Financial Highlights”.

Shaw Communications Inc.
CABLE
FINANCIAL HIGHLIGHTS

	Three months ended August 31,			Year ended August 31,
			Change			Change
($000’s Cdn)	2008	2007	%	2008	2007	%

Service revenue (third party)	620,410	542,171	14.4	2,375,586	2,082,652	14.1

Service operating income before amortization (1)	302,166	266,584	13.3	1,153,274	995,694	15.8
Less:
Interest expense	49,657	51,056	(2.7)	199,600	205,062	(2.7)

Cash flow before the following:	252,509	215,528	17.2	953,674	790,632	20.6

Capital expenditures and equipment costs (net):
New housing development	22,786	23,105	(1.4)	93,547	90,016	3.9
Success based	30,185	22,763	32.6	102,735	82,238	24.9
Upgrades and enhancement	67,198	65,041	3.3	271,242	254,786	6.5
Replacement	13,187	14,510	(9.1)	57,575	44,489	29.4
Buildings/other	16,628	35,823	(53.6)	123,237	81,502	51.2

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	149,984	161,242	(7.0)	648,336	553,031	17.2

Free cash flow (1)	102,525	54,286	88.9	305,338	237,601	28.5

Operating margin	48.7%	49.2%	(0.5)	48.5%	47.8%	0.7

(1)	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.
Operating Highlights
•	During the quarter the Company added 61,999 Digital Phone lines and as at August 31, 2008 had 611,931 lines. Digital Phone line penetration stands at over 30% of Basic customers who have the service available to them. The Digital Phone footprint grew in the quarter with launches in Whistler and Squamish, both in British Columbia; as well as continued expansion on Vancouver Island, British Columbia and in Central Alberta.
•	Digital customers increased during the quarter by 23,020 to 906,320. Basic cable subscribers grew by 4,122 to 2,248,120.
•	During the quarter Shaw added 24,785 Internet customers to total 1,565,962 as at August 31, 2008. Internet penetration of Basic now stands at 69.7% up from 65.2% at August 31, 2007.
•	Shaw announced the acquisition of the Campbell River cable system in British Columbia during the quarter. This acquisition is complementary to and will provide synergies with existing operations. The transaction is valued at approximately $46.0 million and is expected to close during the first half of fiscal 2009.
Cable service revenue for the quarter and annual periods of $620.4 million and $2.38 billion, respectively, improved 14.4% and 14.1% over the same periods last year. Customer growth and rate increases accounted for the increase. Service operating income before amortization of $302.2 million and $1.15 billion, respectively, was up 13.3% and 15.8% over the comparable three and twelve month periods. The increases were driven by revenue related growth and Digital Phone margin improvement, partially offset by higher employee related costs and other expenses related to business growth, including equipment maintenance and support.

Shaw Communications Inc.
Service revenue was up $12.6 million over the third quarter of fiscal 2008 primarily due to rate increases and customer growth. Service operating income before amortization improved $7.8 million over this same period primarily due to the revenue related growth. The prior quarter included higher expenses for CRTC Part II fees as a result of the Federal Court of Appeal decision on this matter while the current quarter included increased employee related costs and other expenses related to business growth.
Total capital investment for the quarter and annual period was $150.0 million and $648.3 million respectively. Quarterly capital investment declined $11.3 million compared to the same period last year. On an annual basis capital investment increased $95.3 million over the comparable period.
Investment in Buildings and Other was down $19.2 million compared to the same quarter last year and on an annual basis increased $41.7 million. The decline in the current quarter resulted primarily from higher spending in the same quarter last year upgrading certain corporate assets. On an annual basis the increase was due to investments in various facilities projects to support growth including a purchase of land and buildings, new facilities construction, and building renovations. The land and buildings purchased in the year are located immediately adjacent to other Company owned facilities in Calgary, Alberta. This will allow for the consolidation of various operating groups located in other areas of the city at one campus style location.
Success-based capital increased $7.4 million and $20.5 million for the quarter and annual period, respectively, over the same periods last year. Digital success-based capital was up in both periods as a result of reduced customer pricing on certain digital equipment and higher sales volume. Digital Phone success-based capital also increased in both periods due to customer growth. Internet success based capital was up in the current twelve month period mainly due to reduced customer pricing on modems.
On an annual basis the Replacement and Upgrades and enhancement categories combined were up $29.5 million over the same period last year. These increased investments continue to expand plant capacity to support customer growth and increasing usage demands.
Digital Phone continues to grow rapidly. The Company had a record quarter adding 61,999 Digital Phone lines and since the initial market launch in February 2005 has added over 610,000 lines. Digital Phone is available to over 90% of Basic customers and over 30% of these have taken the service. Shaw offers a variety of tiered phone services appealing to various customer demographics and is now completing approximately 10,000,000 calls daily on its private managed broadband network.
Digital growth continues to be driven by the customer demand for HD services as well as a lower priced entry level box introduced earlier this year attracting first time digital customers. In September, the Company expanded the HD offerings to include TSN2 for sports fans and added The Frame, a 24-hour commercial-free photographic art service turning the TV into a virtual picture frame with stunning visual imagery from celebrated artists and photographers. Shaw now offers 50 HD channels, including 19 HD pay-per-view services and a growing library of HD VOD content. The Company added over 140,000 digital subscribers during the year and Digital penetration of Basic customers is now 40.3% compared to 34.3% at August 31, 2007. Shaw has over 900,000 Digital customers including 330,000 with HD capabilities.

Shaw Communications Inc.
Subscriber Statistics

			August 31, 2008
			Three months ended		Year ended
				Change		Change
	August 31, 2008	August 31, 2007	Growth	%	Growth	%

CABLE:
Basic service:
Actual	2,248,120	2,226,841	4,122	0.2	21,279	1.0
Penetration as % of homes passed	63.5%	64.6%
Digital terminals	1,205,239	1,016,564	25,793	2.2	188,675	18.6
Digital customers	906,320	763,140	23,020	2.6	143,180	18.8

INTERNET:
Connected and scheduled	1,565,962	1,451,756	24,785	1.6	114,206	7.9
Penetration as % of basic	69.7%	65.2%
Standalone Internet not included in basic cable	214,127	182,569	3,382	1.6	31,558	17.3

DIGITAL PHONE:
Number of lines (1)	611,931	385,357	61,999	11.3	226,574	58.8

(1)	Represents primary and secondary lines on billing plus pending installs.
SATELLITE (DTH and Satellite Services)
FINANCIAL HIGHLIGHTS

	Three months ended August 31,			Year ended August 31,
			Change			Change
($000’s Cdn)	2008	2007	%	2008	2007	%

Service revenue (third party)
DTH (Star Choice)	162,879	151,491	7.5	640,061	605,176	5.8
Satellite Services	22,411	21,809	2.8	89,212	86,617	3.0

	185,290	173,300	6.9	729,273	691,793	5.4

Service operating income before amortization (1)
DTH (Star Choice)	55,538	48,048	15.6	206,541	196,404	5.2
Satellite Services	11,823	11,420	3.5	48,421	47,527	1.9

	67,361	59,468	13.3	254,962	243,931	4.5
Less:
Interest expense (2)	6,562	8,979	(26.9)	29,599	38,563	(23.2)
Cash flow before the following:	60,799	50,489	20.4	225,363	205,368	9.7

Capital expenditures and equipment costs (net):
Success based (3)	18,524	24,667	(24.9)	72,512	73,504	(1.3)
Transponders and other	1,516	4,039	(62.5)	5,558	13,273	(58.1)

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	20,040	28,706	(30.2)	78,070	86,777	(10.0)

Free cash flow (1)	40,759	21,783	87.1	147,293	118,591	24.2

Operating Margin	36.4%	34.3%	2.1	35.0%	35.3%	(0.3)

(1)	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Interest is allocated to the Satellite division based on the actual cost of debt incurred by the Company to repay Satellite debt and to fund accumulated cash deficits of Shaw Satellite Services and Star Choice.

(3)	Net of the profit on the sale of satellite equipment as it is viewed as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.
Operating Highlights
•	Free cash flow of $40.8 million for the quarter compares to $21.8 million in the same period last year.
•	During the quarter Star Choice added 1,736 customers and as at August 31, 2008 customers now total 892,528. Subscriber growth for the year was 12,943 or 1.5%.
Service revenue was up 6.9% and 5.4% over the comparable quarter and annual period last year to $185.3 million and $729.3 million, respectively. The improvement was primarily due to rate increases and customer growth. Service operating income before amortization of $67.4 million and $255.0 million for the quarter and annual periods, respectively, improved 13.3% and 4.5% over the same periods last year. The increase in both periods was mainly due to the revenue related growth partially offset by higher employee related and other costs to support growth. The comparative annual period also benefitted from the recovery of provisions related to certain contractual matters.
Service operating income before amortization of $67.4 million increased 9.1% over the third quarter. The improvement is mainly due to higher expenses in the third quarter for CRTC Part II fees as a result of the Federal Court of Appeal decision on this matter.
Total capital investment of $20.0 million and $78.1 million for the quarter and year respectively, compared to $28.7 million and $86.8 million for the same periods last year.
Success-based capital declined in both periods mainly due to HD expansion projects undertaken in the latter part of last year. The current annual period benefitted from a duty recovery which was more than offset by increased activations.
The quarterly decline in Transponders and other was due to upgrade spending related to HD expansion projects in the comparable quarter while the reduction on an annual basis was also due to investments made in the prior year to upgrade certain Satellite Service technology and office equipment to support call centre expansions.
During the quarter Star Choice added additional HD channels including TVA HD, Superchannel HD as well as two PPV HD channels. Most recently Star Choice added TSN2 HD and now carries a total of 46 HD channels. During fiscal 2008 Star Choices’ HD customer base increased by approximately 100,000.
Subscriber Statistics

August 31, 2008
			Three months ended		Year ended
				Change		Change
	August 31, 2008	August 31, 2007	Growth	%	Growth	%

Star Choice customers (1)	892,528	879,585	1,736	0.2	12,943	1.5

(1)	Including seasonal customers who temporarily suspend their service.

Shaw Communications Inc.
OTHER INCOME AND EXPENSE ITEMS:
Amortization

	Three months ended August 31,			Year ended August 31,
			Change			Change
($000’s Cdn)	2008	2007	%	2008	2007	%

Amortization revenue (expense) —
Deferred IRU revenue	3,137	3,137	—	12,547	12,547	—
Deferred equipment revenue	33,034	28,408	16.3	126,601	104,997	20.6
Deferred equipment costs	(58,975)	(53,007)	11.3	(228,524)	(203,597)	12.2
Deferred charges	(257)	(1,315)	(80.5)	(1,025)	(5,153)	(80.1)
Property, plant and equipment	(104,628)	(97,796)	7.0	(414,732)	(381,909)	8.6

The increase in amortization of deferred equipment revenue and deferred equipment costs over the comparative periods is primarily due to continued growth in higher priced HD digital equipment.
Amortization of deferred charges decreased as a result of the adoption of CICA Handbook Section 3855, “Financial Instruments — Recognition and Measurement”. The Company previously recorded debt issuance costs as deferred charges and amortized them on a straight-line basis over the term of the related debt. Under the new standard, transaction and financing costs associated with issuance of debt securities are now netted against the related debt instrument and amortized into income using the effective interest rate method. The Company records the amortization of such transaction costs as amortization of financing costs as shown below.
Amortization of property, plant and equipment increased over the comparable periods as the amortization of capital expenditures incurred in fiscal 2007 and 2008 exceeded the impact of assets that became fully depreciated.
Amortization of financing costs and Interest expense

	Three months ended August 31,			Year ended August 31,
			Change			Change
($000’s Cdn)	2008	2007	%	2008	2007	%

Amortization of financing costs — long-term debt	882	—	—	3,627	—	—
Interest expense — debt	56,563	60,387	(6.3)	230,588	245,043	(5.9)

Amortization of financing costs on long-term debt arises on the adoption of the aforementioned accounting standard for financial instruments.
Interest expense decreased over the comparative periods as a result of lower average debt levels.
Debt retirement costs
On January 30, 2008, the Company redeemed its Cdn $100 million 8.54% COPrS. In connection with the early redemption, the Company incurred costs of $4,272 and wrote-off the remaining deferred financing charges of $992.

Shaw Communications Inc.
Other gains
This category generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership (“the Partnership”). In the first quarter of the current year, other gains also includes a net customs duty recovery of $22.3 million related to satellite receiver importations in prior years.
Future income taxes
Future income taxes fluctuated over the comparative periods due to the combined impact of income tax recoveries in respect of reductions in corporate income tax rates and increased taxes on higher pre-tax income. In the second and third quarters of the current year and the fourth quarter of the prior year, future tax recoveries mainly related to reductions in corporate income tax rates of $188.0 million, $11.1 million, and $35.5 million, respectively, were recorded.
RISKS AND UNCERTAINTIES
There have been no material changes in any risks or uncertainties facing the Company since August 31, 2007. A discussion of risks affecting the Company and its business is set forth in the Company’s August 31, 2007 Annual Report under the Introduction to the Business — Known Events, Trends, Risks and Uncertainties in Management’s Discussion and Analysis.
FINANCIAL POSITION
Total assets at August 31, 2008 were $8.4 billion compared to $8.2 billion at August 31, 2007. Following is a discussion of significant changes in the consolidated balance sheet since August 31, 2007.
Current assets declined $185.8 million due to decreases in cash and cash equivalents of $165.3 million, inventories of $8.8 million and future income taxes of $47.8 million which were partially offset by an increase in accounts receivable of $32.6 million. Cash and cash equivalents decreased as short-term deposits were used towards the repayment of the 7.4% senior unsecured notes at maturity and future income taxes declined due to the use of non-capital loss carryforwards. Inventories decreased due to timing of equipment purchases and higher shipments to retailers. Accounts receivable increased primarily due to subscriber growth and rate increases and increased shipments to retailers.
Investments and other assets increased by $190.1 million due to deposits for wireless spectrum licenses. During the fourth quarter, the Company participated in Industry Canada’s auction of spectrum licenses for advanced wireless services and was successful in its bids for spectrum licenses primarily in Western Canada and Northern Ontario.
Property, plant and equipment increased $193.6 million as current year capital expenditures exceeded amortization.

Shaw Communications Inc.
Deferred charges decreased $3.9 million primarily due to a reduction of $30.7 million upon adoption of a new accounting standard for financial instruments partially offset by an increase in deferred equipment costs of $24.5 million. Under the new accounting standard, transaction and financing costs associated with issuance of debt securities are now netted against the related debt instrument. Previously, such costs were recorded as deferred charges.
Current liabilities (excluding current portion of long-term debt and derivative instruments) increased $262.1 million due to increases in bank indebtedness of $44.2 million, accounts payable of $214.3 million and unearned revenue of $5.5 million. Accounts payable increased due to amounts owing in respect of the wireless spectrum licenses and current year CRTC Part II fees arising from the recent Federal Court of Appeal decision. Unearned revenue increased due to customer growth and rate increases.
Total long-term debt decreased $361.5 million as a result of the repayment of the $296.8 million senior unsecured notes at maturity, redemption of the $100.0 million 8.54% Series B COPrS and a decrease of $24.9 million in respect of the adoption of the aforementioned accounting standard for financial instruments, all of which were partially offset by a net increase in bank borrowings of $55.0 million and an increase of $5.6 million relating to the translation of hedged US denominated debt.
Other long-term liability increased due to the current year defined benefit pension plan expense.
Derivative instruments (including current portion) of $520.2 million arise on adoption of a new accounting standard for financial instruments which requires all derivative instruments be recorded at fair value in the balance sheet. This resulted in an increase of $526.7 million of which, $456.1 million was a reclassification from deferred credits in respect of cross-currency interest rate swaps and is the difference between the value of US denominated debt translated at the August 31, 2007 period end exchange rate and hedge rates. The remaining $70.6 million, net of tax, was charged to opening accumulated other comprehensive income. During the year ended August 31, 2008, a gain of $6.5 million was recorded, of which $5.6 million was in respect of the foreign exchange gain on the notional amounts of the derivatives relating to hedges on long-term debt.
Deferred credits decreased by $463.9 million primarily due to a $459.7 million decrease on adoption of the aforementioned accounting standard for financial instruments and amortization of deferred IRU rental revenue of $12.5 million, both of which were partially offset by an increase in deferred equipment revenue of $7.7 million. Future income taxes decreased by $46.1 million due to the income tax recoveries primarily related to reductions in corporate income tax rates partially offset by the future income tax expense recorded in the current year.
Share capital increased by $10.3 million primarily due to the issuance of 1,997,193 Class B Non-Voting Shares under the Company’s option plans for $32.5 million and the repurchase of 4,898,300 Class B Non-Voting Shares for $99.8 million of which $24.8 million reduced stated share capital and $75.0 million was charged to the deficit. As of October 15, 2008, share capital is as reported at August 31, 2008 with the exception of the issuance of 303,583 Class B Non-Voting Shares upon exercise of options and repurchase of 483,000 Class B Non-Voting Shares for cancellation at an average price of $21.66 subsequent to the quarter end. Contributed surplus increased due to stock-based compensation expense recorded in the current year.

Shaw Communications Inc.
LIQUIDITY AND CAPITAL RESOURCES
In the current year, the Company generated $452.6 million of consolidated free cash flow. Shaw used its free cash flow along with cash and cash equivalents of $165.3 million, proceeds on issuance of Class B Non-Voting Shares of $32.5 million, the net increase in debt and bank indebtedness of $99.2 million, refunds received on a net customs duty recovery of $22.3 million, net change in working capital and inventory cash requirements of $30.7 million, and other net items of $36.2 million to redeem the $100.0 million 8.54% COPrS, repay the $296.8 million 7.4% senior unsecured notes at maturity, purchase $99.8 million of Class B Non-Voting Shares for cancellation, pay common share dividends of $303.8 million and fund the current cash requirements of $38.4 million related to the deposits on wireless spectrum licenses.
On November 15, 2007, Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to 35,600,000 Class B Non-Voting Shares, representing approximately 10% of the public float of Class B Non-Voting Shares, during the period November 19, 2007 to November 18, 2008. During the year, the Company repurchased 4,898,300 Class B Non-Voting Shares for $99.8 million.
At August 31, 2008, Shaw had access to $792.9 million of available credit facilities. Based on available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the current fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.
CASH FLOW
Operating Activities

	Three months ended August 31,			Year ended August 31,
			Change			Change
($000’s Cdn)	2008	2007	%	2008	2007	%

Funds flow from operations	321,276	272,545	17.9	1,222,895	1,028,363	18.9
Net decrease (increase) in non-cash working capital balances related to operations	25,793	23,080	11.8	19,304	(28,250)	168.3

	347,069	295,625	17.4	1,242,199	1,000,013	24.2

Funds flow from operations increased over comparative quarter primarily due to growth in service operating income before amortization and lower interest expense. The net change in non-cash working capital balances over the comparative periods is due to timing of payment of accounts payable and accrued liabilities and increases in accounts receivable due to subscriber growth and rate increases.

Shaw Communications Inc.
Investing Activities

	Three months ended August 31,			Year ended August 31,
($000’s Cdn)	2008	2007	Increase	2008	2007	Increase

Cash flow used in investing activities	(218,936)	(194,767)	24,169	(734,135)	(719,777)	14,358

The cash used in investing activities increased over the comparative quarter due to the cash outlay in respect of deposits for the wireless spectrum licenses. The annual period was also impacted by a higher cash outlay for capital expenditures and equipment costs in the current year offset by the impact of cash requirements for cable business acquisitions in the prior year.
Financing Activities
The changes in financing activities during the comparative periods were as follows:

	Three months ended August 31,		Year ended August 31,
(In $millions Cdn)	2008	2007	2008	2007

Bank loans and bank indebtedness — net borrowings (repayments)	10.0	—	99.2	(300.4)
Proceeds on $400 million senior unsecured notes	—	—	—	400.0
Repayment of senior unsecured notes	—	—	(296.8)	—
Redemption of Cdn 8.54% Series B COPrS	—	—	(100.0)	—
Dividends	(77.3)	(60.8)	(303.8)	(201.2)
Repayment of Partnership debt	(0.2)	(0.1)	(0.4)	(0.4)
Debt retirement costs	—	—	(4.3)	—
Issue of Class B Non-Voting Shares	7.0	19.1	32.5	92.1
Purchase of Class B Non-Voting Shares for cancellation	(67.7)	(104.8)	(99.8)	(104.8)
Proceeds on bond forward	—	—	—	0.2
Cost to terminate forward contract	—	—	—	(0.4)

	(128.2)	(146.6)	(673.4)	(114.9)

Shaw Communications Inc.
SUPPLEMENTARY QUARTERLY FINANCIAL INFORMATION

		Service operating		Basic and	Funds flow
	Service	income before		diluted earnings	from
($000’s Cdn except per share amounts)	revenue	amortization (1)	Net income	per share	operations (2)

2008
Fourth	805,700	369,527	132,378	0.31	321,276
Third	792,149	356,089	128,113	0.30	310,984
Second	763,182	349,711	298,848	0.69	304,293
First	743,828	332,909	112,223	0.26	286,342

2007
Fourth	715,471	326,052	135,932	0.31	272,545
Third	702,238	310,748	91,658	0.21	259,470
Second	685,730	303,038	79,751	0.18	252,412
First	671,006	299,787	81,138	0.19	243,936

(1)	See definition and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Funds flow from operations is presented before changes in net non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.
Generally, service revenue and service operating income before amortization have grown quarter-over-quarter mainly due to customer growth and rate increases. Net income has generally trended positively quarter-over-quarter as a result of the growth in service operating income before amortization described above, reductions of interest expense as a result of debt repayment and retirement, the impact of the net change in non-operating items such as other gains, debt retirement costs and the impact of corporate income tax rate reductions. The exceptions to the consecutive quarter-over-quarter increases in net income are the second quarter of 2007 and first and third quarters of 2008. Net income declined by $23.7 million in the first quarter of 2008 and by $170.7 million in the third quarter of 2008 due to income tax recoveries primarily related to reductions in corporate income tax rates which contributed $35.5 million and $188.0 to net income in the fourth quarter of 2007 and second quarter of 2008, respectively. The decline related to income taxes in the first quarter of 2008 was partially offset by a net customs duty recovery of $22.3 million in respect of satellite receiver importations in prior years. The decline in net income in the second quarter of 2007 was marginal. As a result of the aforementioned changes in net income, basic and diluted earnings per share have trended accordingly.
ACCOUNTING STANDARDS
Update to critical accounting policies and estimates
The Management’s Discussion and Analysis (“MD&A”) included in the Company’s August 31, 2007 Annual Report outlined critical accounting policies including key estimates and assumptions that management has made under these policies and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. Also described therein were several new accounting policies that the Company was required to adopt in fiscal 2008 as a result of changes in Canadian accounting pronouncements. The unaudited interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements other than as set out below.

Shaw Communications Inc.
Financial instruments
The Company has adopted CICA Handbook Sections 3855, “Financial Instruments — Recognition and Measurement”, 3861, “Financial Instruments — Disclosure and Presentation”, 3865, “Hedges”, 1530, “Comprehensive Income” and 3251, “Equity”. These new standards address when a company should recognize a financial instrument on its balance sheet and how the instrument should be measured once recognized.
Adoption of these standards was effective September 1, 2007 on a retrospective basis without restatement of prior periods, except for the reclassification of equity balances to reflect Accumulated Other Comprehensive Income which included foreign currency translation adjustments.
On adoption of Section 1530, a new statement entitled “Consolidated Statements of Comprehensive Income (Loss) and Accumulated Other Comprehensive Income (Loss)” was added to the Company’s consolidated financial statements. Comprehensive income (loss) includes net income (loss) as well as other comprehensive income (loss). Other comprehensive income (loss) is comprised of changes in the fair value of derivative instruments designated as cash flow hedges and the net unrealized foreign currency translation gain (loss) from self sustaining foreign operations, which was previously classified as a separate component of shareholders’ equity. Accumulated other comprehensive income (loss) forms part of shareholders’ equity.
In addition, the Company classified all financial instruments into one of the following five categories: 1) “loans and receivables”, 2) “assets held-to-maturity”, 3) “assets available-for-sale”, 4) “financial liabilities”, and 5) “held-for-trading”. None of the Company’s financial instruments have been classified as held-to-maturity or held-for-trading. Financial instruments designated as “available-for-sale” are carried at their fair value while financial instruments such as “loans and receivables” and “financial liabilities” will be carried at amortized cost. Certain private investments where market value is not readily determinable will continue to be carried at cost.
All derivatives, including embedded derivatives that must be separately accounted for, are measured at fair value in the balance sheet. The transition date for the assessment of embedded derivatives was September 1, 2002. The changes in fair value of cash flow hedging derivatives are recorded in other comprehensive income (loss), to the extent effective, until the variability of cash flows relating to the hedged asset or liability is recognized in the consolidated statements of income. Any hedge ineffectiveness will be recognized in net income (loss) immediately.
Transaction costs, financing costs, bond forward proceeds associated with issuance of debt securities and fair value adjustments on debt assumed on acquisitions are now netted against the related debt instrument and amortized to income using the effective interest rate method. Accordingly, long-term debt accretes over time to the principal amount that will be owing at maturity. The Company previously recorded debt issuance costs as deferred charges, bond forward proceeds and fair value adjustments as deferred credits and amortized them on a straight-line basis over the term of the related debt.

Shaw Communications Inc.
The impact on the Consolidated Balance Sheets as at September 1, 2007 and August 31, 2008 and on the Consolidated Statements of Income and Retained Earnings (Deficit) for three months and year ended August 31, 2008 is as follows:

	Increase (decrease)
	August 31,	September 1,
	2008	2007
($000’s Cdn)	$	$

Consolidated balance sheets:
Deferred charges	(24,852)	(30,746)
Current portion of derivative instruments	1,349	5,119
Long-term debt	(24,870)	(29,681)
Derivative instruments	518,856	521,560
Deferred credits	(453,033)	(459,656)
Future income taxes	(10,953)	(12,615)
Deficit	(1,792)	(1,754)
Accumulated other comprehensive loss	57,993	57,227

Decrease in deficit:
Adjusted for adoption of new accounting policy	(1,754)	(1,754)
Increase in net income	(38)	—

	(1,792)	(1,754)

	Increase (decrease) in net income
	August 31, 2008
	Three months ended	Year ended
($000’s Cdn except per share amount)	$	$

Consolidated statement of income:
Decrease in amortization of deferred charges	941	3,839
Increase in amortization of financing costs — long-term debt	(882)	(3,627)
Decrease in interest expense — debt	55	94
Increase in debt retirement costs	—	(252)
Increase in income tax expense	(27)	(16)

Increase in net income	87	38

Increase in earnings per share:	—	—

2009 GUIDANCE
Shaw expects continued growth in fiscal 2009 and the Company’s preliminary view calls for service operating income before amortization in the Cable division to increase approximately 10% and modest growth in the Satellite division. Shaw estimates paying cash taxes in 2009 and will plan capital expenditures to address business growth and to drive initiatives aimed at continuing to improve competitiveness. The Company expects to generate free cash flow of at least $500 million.
Certain important assumptions for 2009 guidance purposes include: customer growth continuing generally in line with historical trends; stable pricing environment for Shaw’s products relative to today’s rates; no significant market disruption or other significant changes in competition or regulation that would have a material impact; cash income taxes to be paid or payable in 2009; and a stable regulatory fee and rate environment, with CRTC Part II fees payable. The Company believes that challenging economic times may lie ahead but that the Western Canadian market will remain relatively stable and has assumed no significant deterioration in economic conditions.

Shaw Communications Inc.
Shaw continues to review its wireless strategy and believes an entry into this market should be measured and prudent in light of the competitive wireless market dynamics. As a result, the Company does not currently anticipate material investments in wireless during fiscal 2009.
See the section below entitled “Caution Concerning Forward-Looking Statements”.
CAUTION CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements included and incorporated by reference herein may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used, the words “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “guideline”, “goal”, and similar expressions generally identify forward-looking statements. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), financial guidance for future performance, business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions, some of which are noted above, and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. These assumptions include but are not limited to general economic and industry growth rates, currency exchange rates, technology deployment, content and equipment costs, and industry structure and stability.
Whether actual results and developments will conform with expectations and predictions of the Company is subject to a number of factors including, but not limited to, general economic, market or business conditions; the opportunities that may be available to Shaw; Shaw’s ability to execute its strategic plans; changes in the competitive environment in the markets in which Shaw operates and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators that affect Shaw or the markets in which it operates in both Canada and the United States; Shaw’s status as a holding company with separate operating subsidiaries; changing conditions in the entertainment, information and communications industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States; and other factors, many of which are beyond the control of Shaw. The foregoing is not an exhaustive list of all possible factors. Should one or more of these risks materialize or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those as described herein. Consequently, all of the forward-looking statements made in this report and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company.
You should not place undue reliance on any such forward-looking statements. The Company utilizes forward-looking statements in assessing its performance. Certain investors, analysts and others, utilize the Company’s financial guidance and other forward-looking information in order

Shaw Communications Inc.
to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The Company’s financial guidance may not be appropriate for other purposes.
Any forward-looking statement (and such risks, uncertainties and other factors) speaks only as of the date on which it was originally made and the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors affecting the Company emerge from time to time, and it is not possible for the Company to predict what factors will arise or when. In addition, the Company cannot assess the impact of each factor on its business or the extent to which any particular factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Shaw Communications Inc.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

[thousands of Canadian dollars]	August 31, 2008	August 31, 2007

ASSETS
Current
Cash and cash equivalents	—	165,310
Accounts receivable	188,145	155,499
Inventories	51,774	60,601
Prepaids and other	27,328	23,834
Future income taxes	137,220	185,000

	404,467	590,244
Investments and other assets [note 3]	197,979	7,881
Property, plant and equipment	2,616,500	2,422,900
Deferred charges	274,666	278,525
Intangibles
Broadcast rights	4,776,078	4,776,078
Goodwill	88,111	88,111

	8,357,801	8,163,739

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank indebtedness [note 4]	44,201	—
Accounts payable and accrued liabilities	655,756	441,444
Income taxes payable	2,446	4,304
Unearned revenue	124,384	118,915
Current portion of long-term debt [note 4]	509	297,238
Current portion of derivative instruments [note 1]	1,349	—

	828,645	861,901
Long-term debt [note 4]	2,706,534	2,771,316
Other long-term liability [note 9]	78,912	56,844
Derivative instruments [note 1]	518,856	—
Deferred credits	687,836	1,151,724
Future income taxes	1,281,826	1,327,914

	6,102,609	6,169,699

Shareholders’ equity
Share capital [note 5]	2,063,431	2,053,160
Contributed surplus [note 5]	23,027	8,700
Retained earnings (deficit)	226,408	(68,132)
Accumulated other comprehensive income (loss) [note 7]	(57,674)	312

	2,255,192	1,994,040

	8,357,801	8,163,739

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
(DEFICIT)
(Unaudited)

	Three months ended August 31,		Year ended August 31,
[thousands of Canadian dollars except per share amounts]	2008	2007	2008	2007

Service revenue [note 2]	805,700	715,471	3,104,859	2,774,445
Operating, general and administrative expenses	436,173	389,419	1,696,623	1,534,820

Service operating income before amortization [note 2]	369,527	326,052	1,408,236	1,239,625
Amortization:
Deferred IRU revenue	3,137	3,137	12,547	12,547
Deferred equipment revenue	33,034	28,408	126,601	104,997
Deferred equipment costs	(58,975)	(53,007)	(228,524)	(203,597)
Deferred charges	(257)	(1,315)	(1,025)	(5,153)
Property, plant and equipment	(104,628)	(97,796)	(414,732)	(381,909)

Operating income	241,838	205,479	903,103	766,510
Amortization of financing costs — long-term debt	(882)	—	(3,627)	—
Interest expense — debt [note 2]	(56,563)	(60,387)	(230,588)	(245,043)

	184,393	145,092	668,888	521,467
Gain on sale of investment	—	—	—	415
Debt retirement costs	—	—	(5,264)	—
Other gains (losses)	(1,742)	580	24,009	9,105

Income before income taxes	182,651	145,672	687,633	530,987
Future income tax expense	50,574	9,997	16,366	142,871

Income before the following	132,077	135,675	671,267	388,116
Equity income on investee	301	257	295	363

Net income	132,378	135,932	671,562	388,479
Retained earnings (deficit), beginning of period	222,948	(60,601)	(68,132)	(172,701)
Adjustment for adoption of new accounting policy [note 1]	—	—	1,754	—
Reduction on Class B Non-Voting Shares purchased for cancellation [note 5]	(51,627)	(82,702)	(74,963)	(82,702)
Dividends — Class A Shares and Class B Non-Voting Shares	(77,291)	(60,761)	(303,813)	(201,208)

Retained earnings (deficit), end of period	226,408	(68,132)	226,408	(68,132)

Earnings per share [note 6]
Basic	0.31	0.31	1.56	0.90
Diluted	0.31	0.31	1.55	0.89

[thousands of shares]
Weighted average participating shares outstanding during period	429,694	433,864	431,070	432,493
Participating shares outstanding, end of period	428,433	431,334	428,433	431,334

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) AND
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
(Unaudited)

	Three months ended August 31,		Year ended August 31,
	2008	2007	2008	2007

Net income	132,378	135,932	671,562	388,479

Other comprehensive income (loss) [note 7]
Change in unrealized fair value of derivatives designated as cash flow hedges	58,703	—	(36,193)	—
Adjustment for hedged items recognized in the period	6,171	—	40,223	—
Reclassification of foreign exchange gain on hedging derivatives to income to offset foreign exchange loss on US denominated debt	(57,062)	—	(4,796)	—
Unrealized foreign exchange gain (loss) on translation of self- sustaining foreign operations	35	(6)	7	(18)

	7,847	(6)	(759)	(18)

Comprehensive income	140,225	135,926	670,803	388,461

Accumulated other comprehensive income (loss), beginning of period	(65,521)	318	312	330
Adjustment for adoption of new accounting policy [note 1]	—	—	(57,227)	—
Other comprehensive income (loss)	7,847	(6)	(759)	(18)

Accumulated other comprehensive income (loss), end of period	(57,674)	312	(57,674)	312

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three months ended August 31,		Year ended August 31,
[thousands of Canadian dollars]	2008	2007	2008	2007

OPERATING ACTIVITIES [note 8]
Funds flow from operations	321,276	272,545	1,222,895	1,028,363
Net decrease (increase) in non-cash working capital balances related to operations	25,793	23,080	19,304	(28,350)

	347,069	295,625	1,242,199	1,000,013

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 2]	(152,330)	(159,162)	(606,093)	(554,565)
Additions to equipment costs (net) [note 2]	(33,863)	(35,280)	(121,327)	(96,516)
Net customs duty recovery on equipment costs	—	—	22,267	—
Net reduction (addition) to inventories	5,461	(298)	8,827	(6,607)
Deposits on wireless spectrum licenses	(38,447)	—	(38,447)	—
Cable business acquisitions	—	(136)	—	(72,361)
Proceeds on sale of investments and other assets	243	121	638	15,970
Additions to deferred charges	—	(12)	—	(5,698)

	(218,936)	(194,767)	(734,135)	(719,777)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	5,010	—	44,201	(20,362)
Increase in long-term debt	77,904	—	297,904	460,000
Long-term debt repayments	(73,026)	(115)	(640,142)	(340,449)
Cost to terminate forward contracts	—	—	—	(370)
Debt retirement costs	—	—	(4,272)	—
Issue of Class B Non-Voting Shares, net of after-tax expenses [note 5]	6,955	19,111	32,498	92,058
Proceeds on bond forward	—	—	—	190
Purchase of Class B Non-Voting Shares for cancellation [note 5]	(67,719)	(104,763)	(99,757)	(104,763)
Dividends paid on Class A Shares and Class B Non-Voting Shares	(77,291)	(60,761)	(303,813)	(201,208)

	(128,167)	(146,528)	(673,381)	(114,904)

Effect of currency translation on cash balances and cash flows	34	(6)	7	(22)

Increase (decrease) in cash and cash equivalents	—	(45,676)	(165,310)	165,310
Cash and cash equivalents, beginning of the period	—	210,986	165,310	—

Cash and cash equivalents, end of the period	—	165,310	—	165,310

Cash includes cash and term deposits
See accompanying notes

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2008 and 2007
[all amounts in thousands of Canadian dollars, except per share amounts]
1.   BASIS OF PRESENTATION AND ACCOUNTING POLICIES
The unaudited interim Consolidated Financial Statements include the accounts of Shaw Communications Inc. and its subsidiaries (collectively the “Company”). The notes presented in these unaudited interim Consolidated Financial Statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed in the Company’s annual audited consolidated financial statements. As a result, these unaudited interim Consolidated Financial Statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2007.
The unaudited interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.
Adoption of recent accounting pronouncements
Financial instruments
The Company has adopted CICA Handbook Sections 3855, “Financial Instruments — Recognition and Measurement”, 3861, “Financial Instruments — Disclosure and Presentation”, 3865, “Hedges”, 1530, “Comprehensive Income” and 3251, “Equity”. These new standards address when a company should recognize a financial instrument on its balance sheet and how the instrument should be measured once recognized.
Adoption of these standards was effective September 1, 2007 on a retrospective basis without restatement of prior periods, except for the reclassification of equity balances to reflect Accumulated Other Comprehensive Income which included foreign currency translation adjustments.
On adoption of Section 1530, a new statement entitled “Consolidated Statements of Comprehensive Income (Loss) and Accumulated Other Comprehensive Income (Loss)” was added to the Company’s consolidated financial statements. Comprehensive income (loss) includes net income (loss) as well as other comprehensive income (loss). Other comprehensive income (loss) is comprised of changes in the fair value of derivative instruments designated as cash flow hedges and the net unrealized foreign currency translation gain (loss) from self sustaining foreign operations, which was previously classified as a separate component of shareholders’ equity. Accumulated other comprehensive income (loss) forms part of shareholders’ equity.
In addition, the Company classified all financial instruments into one of the following five categories: 1) “loans and receivables”, 2) “assets held-to-maturity”, 3) “assets available-for-sale”, 4) “financial liabilities”, and 5) “held-for-trading”. None of the Company’s financial instruments have been classified as held-to-maturity or held-for-trading. Financial instruments designated as “available-for-sale” are carried at their fair value while financial instruments such as “loans and receivables” and “financial liabilities” are carried at amortized cost. Certain private investments where market value is not readily determinable will continue to be carried at cost.
All derivatives, including embedded derivatives that must be separately accounted for, are measured at fair value in the balance sheet. The transition date for the assessment of embedded derivatives was September 1, 2002. The changes in fair value of cash flow hedging derivatives are recorded in other comprehensive income (loss), to the extent effective, until the variability of cash flows relating to the hedged asset or liability is recognized in the consolidated statements of income. Any hedge ineffectiveness will be recognized in net income (loss) immediately.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2008 and 2007
[all amounts in thousands of Canadian dollars, except per share amounts]
Transaction costs, financing costs, bond forward proceeds associated with issuance of debt securities and fair value adjustments on debt assumed on acquisitions are now netted against the related debt instrument and amortized to income using the effective interest rate method. Accordingly, long-term debt accretes over time to the principal amount that will be owing at maturity. The Company previously recorded debt issuance costs as deferred charges, bond forward proceeds and fair value adjustments as deferred credits, and amortized them on a straight-line basis over the term of the related debt.
The impact on the Consolidated Balance Sheets as at September 1, 2007 and August 31, 2008 and on the Consolidated Statements of Income and Retained Earnings (Deficit) for three months and year ended August 31, 2008 is as follows:

	Increase (decrease)
	August 31, 2008	September 1, 2007
	$	$

Consolidated balance sheets:
Deferred charges	(24,852)	(30,746)
Current portion of derivative instruments	1,349	5,119
Long-term debt	(24,870)	(29,681)
Derivative instruments	518,856	521,560
Deferred credits	(453,033)	(459,656)
Future income taxes	(10,953)	(12,615)
Deficit	(1,792)	(1,754)
Accumulated other comprehensive loss	57,993	57,227

Decrease in deficit:
Adjustment for adoption of new accounting policy	(1,754)	(1,754)
Increase in net income	(38)	—

	(1,792)	(1,754)

	Increase (decrease) in net income
	August 31, 2008
	Three months ended	Year ended
	$	$

Consolidated statement of income:
Decrease in amortization of deferred charges	941	3,839
Increase in amortization of financing costs — long-term debt	(882)	(3,627)
Decrease in interest expense — debt	55	94
Increase in debt retirement costs	—	(252)
Increase in income tax expense	(27)	(16)

Increase in net income	87	38

Increase in earnings per share:	—	—

Recent accounting pronouncements
Inventories
In fiscal 2009, the Company will adopt CICA Handbook Section 3031, “Inventories”, which provides more guidance on measurement and disclosure requirements. The Company is currently assessing the impact of adoption of this new accounting standard.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2008 and 2007
[all amounts in thousands of Canadian dollars, except per share amounts]
Goodwill and intangible assets
In fiscal 2010, the Company will adopt CICA Handbook Section 3064, “Goodwill and intangible assets”, which replaces Sections 3062, “Goodwill and other intangible assets”, and 3450, “Research and development costs”. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The Company is currently assessing the impact of adoption of this new accounting standard.
2.   BUSINESS SEGMENT INFORMATION
The Company provides cable television services, high-speed Internet access, Digital Phone and Internet infrastructure services (“Cable”); DTH satellite services (Star Choice); and, satellite distribution services (“Satellite Services”). All of these operations are located in Canada. Information on operations by segment is as follows:
Operating information

	Three months ended August 31,		Year ended August 31,
	2008	2007	2008	2007
	$	$	$	$

Service revenue
Cable	621,365	543,116	2,379,361	2,086,066
DTH	165,783	152,957	650,653	611,713
Satellite Services	23,286	22,684	92,712	90,117

Inter segment –	810,434	718,757	3,122,726	2,787,896
Cable	(955)	(945)	(3,775)	(3,414)
DTH	(2,904)	(1,466)	(10,592)	(6,537)
Satellite Services	(875)	(875)	(3,500)	(3,500)

	805,700	715,471	3,104,859	2,774,445

Service operating income before amortization
Cable	302,166	266,584	1,153,274	995,694
DTH	55,538	48,048	206,541	196,404
Satellite Services	11,823	11,420	48,421	47,527

	369,527	326,052	1,408,236	1,239,625

Interest (1)
Cable	49,657	51,056	199,600	205,062
DTH and Satellite Services	6,562	8,979	29,599	38,563
Burrard Landing Lot 2 Holdings Partnership	344	352	1,389	1,418

	56,563	60,387	230,588	245,043

(1)	The Company reports interest on a segmented basis for Cable and combined satellite only. It does not report interest on a segmented basis for DTH and Satellite Services.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2008 and 2007
[all amounts in thousands of Canadian dollars, except per share amounts]
Capital expenditures

	Three months ended August 31,		Year ended August 31,
	2008	2007	2008	2007
	$	$	$	$

Capital expenditures accrual basis
Cable	126,860	121,979	509,411	471,058
Corporate	8,558	29,580	93,437	62,427

Sub-total Cable including corporate	135,418	151,559	602,848	533,485
Satellite (net of equipment profit)	743	3,109	2,231	9,807

	136,161	154,668	605,079	543,292

Equipment costs (net of revenue received)
Cable	14,566	9,683	45,488	19,546
Satellite	19,297	25,597	75,839	76,970

	33,863	35,280	121,327	96,516

Capital expenditures and equipment costs (net)
Cable	149,984	161,242	648,336	553,031
Satellite	20,040	28,706	78,070	86,777

	170,024	189,948	726,406	639,808

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	152,330	159,162	606,093	554,565
Additions to equipment costs (net)	33,863	35,280	121,327	96,516

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	186,193	194,442	727,420	651,081
Decrease in working capital related to capital expenditures	(15,201)	(3,536)	2,608	(7,678)
Less: IRU prepayments (1)	—	—	—	(7)
Less: Satellite equipment profit (2)	(968)	(958)	(3,622)	(3,588)

Total capital expenditures and equipment costs (net) reported by segments	170,024	189,948	726,406	639,808

(1)	Prepayments on indefeasible rights to use (“IRUs”) certain specifically identified fibres in amounts not exceeding the costs to build the fiber subject to the IRUs are subtracted from the calculation of segmented capital expenditures and equipment costs (net).

(2)	The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment costs (net) as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2008 and 2007
[all amounts in thousands of Canadian dollars, except per share amounts]
Assets

	August 31, 2008
	Cable	DTH	Satellite Services	Total
	$	$	$	$

Segment assets	6,465,183	869,710	523,736	7,858,629

Corporate assets				499,172

Total assets				8,357,801

	August 31, 2007
	Cable	DTH	Satellite Services	Total
	$	$	$	$

Segment assets	6,300,834	894,893	529,411	7,725,138

Corporate assets				438,601

Total assets				8,163,739

3.   INVESTMENTS AND OTHER ASSETS
During the fourth quarter, the Company participated in Industry Canada’s auction of spectrum licenses for advanced wireless services and was successful in its bids for spectrum licenses primarily in Western Canada and Northern Ontario. The total cost was $190,912 which consisted of $189,519 for the licenses and $1,393 of related auction expenditures. The amounts have been recorded as deposits pending receipt of the licenses upon Industry Canada’s approval of documentation submitted by the Company subsequent to year end.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2008 and 2007
[all amounts in thousands of Canadian dollars, except per share amounts]
4.   LONG-TERM DEBT

		August 31, 2008			August 31, 2007
		Translated			Translated
	Effective	at period			at year
	interest	end	Adjustment	Translated	end	Adjustment	Translated
	rates	exchange	for hedged	at hedged	exchange	for hedged	at hedged
	%	rate (1)	debt (2)	rate	rate	debt (2)	rate

		$	$	$	$	$	$
Corporate
Bank loans (3)	Variable	55,000	—	55,000	—	—	—
Senior notes –
Cdn $400,000 5.70% due March 2, 2017	5.72	395,196	—	395,196	400,000	—	400,000
Cdn $450,000 6.10% due November 16, 2012	6.11	445,997	—	445,997	450,000	—	450,000
Cdn $300,000 6.15% due May 9, 2016	6.34	291,059	—	291,059	300,000	—	300,000
Cdn $296,760 7.4% due October 17, 2007	7.40	—	—	—	296,760	—	296,760
US $440,000 8.25% due April 11, 2010	7.88	465,711	175,340	641,051	464,728	177,892	642,620
US $225,000 7.25% due April 6, 2011	7.68	237,781	116,888	354,669	237,645	118,193	355,838
US $300,000 7.20% due December 15, 2011	7.61	317,222	158,250	475,472	316,860	159,990	476,850
Cdn $350,000 7.50% due November 20, 2013	7.50	345,685	—	345,685	350,000	—	350,000
COPrS -
Cdn $100,000 due September 30, 2027 (4)	8.54	—	—	—	100,000	—	100,000

		2,553,651	450,478	3,004,129	2,915,993	456,075	3,372,068

Other subsidiaries and entities
Videon CableSystems Inc. –
Cdn $130,000 Senior Debentures Series “A” 8.15% due April 26, 2010	7.63	131,429	—	131,429	130,000	—	130,000
Burrard Landing Lot 2 Holdings Partnership	6.31	21,963	—	21,963	22,561	—	22,561

		153,392	—	153,392	152,561	—	152,561

Total consolidated debt		2,707,043	450,478	3,157,521	3,068,554	456,075	3,524,629
Less current portion (5)		509	—	509	297,238	—	297,238

		2,706,534	450,478	3,157,012	2,771,316	456,075	3,227,391

(1)	Long-term debt, excluding bank loans, is presented net of unamortized discounts, finance costs, fair value adjustment on debt and bond forward proceeds of $24,870.

(2)	Foreign denominated long-term debt is translated at the period-end foreign exchange rates. Because the Company follows hedge accounting, the resulting exchange gains and losses on translating hedged long-term debt are deferred and offset by foreign exchange gains and losses arising on the related cross-currency interest rate agreements. If the rate of translation was adjusted to reflect the hedged rates of the Company’s cross-currency interest rate agreements (which fix the liability for interest and principal), long-term debt would increase by $450,478 (August 31, 2007 — $456,075) representing a corresponding amount in derivative instruments. The hedged rates on the Senior notes of US $440,000, US $225,000 and US $300,000 are 1.4605, 1.5815 and 1.5895, respectively.

(3)	Availabilities under banking facilities are as follows at August 31, 2008:

			Operating
	Total	Bank loans(a) (b)	credit facilities(a)
	$	$	$

Total facilities	1,050,000	1,000,000	50,000
Amount drawn	99,201	55,000	44,201
Letters of credit	157,894	157,307	587

	792,905	787,693	5,212

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2008 and 2007
[all amounts in thousands of Canadian dollars, except per share amounts]
(a)	Bank loans represent liabilities classified as long-term debt. Operating credit facilities are for terms less than one year and accordingly are classified as bank indebtedness.

(b)	The $1 billion revolving credit facility is due May 31, 2012 and is unsecured and ranks pari passu with the senior unsecured notes.
(4)	On January 30, 2008, the Company redeemed the $100,000 8.54% COPrS.

(5)	Current portion of long-term debt is the amount due within one year on the Partnership’s mortgage bonds.
5.   SHARE CAPITAL
Issued and outstanding
Changes in Class A Share and Class B Non-Voting Share capital during the year ended August 31, 2008 are as follows:

	Class A Shares		Class B Non-Voting Shares
	Number	$	Number	$

August 31, 2007	22,563,064	2,473	408,770,759	2,050,687
Class A Share conversions	(13,000)	(2)	13,000	2
Issued upon stock option plan exercises	—	—	1,997,193	35,065
Purchase of shares for cancellation	—	—	(4,898,300)	(24,794)

August 31, 2008	22,550,064	2,471	405,882,652	2,060,960

Purchase of shares for cancellation
During the year ended August 31, 2008, the Company purchased 4,898,300 Class B Non-Voting Shares for cancellation for $99,757 of which $24,794 reduced the stated capital of the Class B Non-Voting Shares and $74,963 was charged to the deficit.
Stock option plan
Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Non-Voting Shares with terms not to exceed 10 years from the date of grant. Twenty-five percent of the options are exercisable on each of the first four anniversary dates from the date of the original grant. The options must be issued at not less than the fair market value of the Class B Non-Voting Shares at the date of grant. The maximum number of Class B Non-Voting Shares issuable under this plan and a former warrant plan may not exceed 32,000,000. To date 7,753,486 Class B Non-Voting Shares have been issued under these plans. During the year ended August 31, 2008, 1,963,591 options were exercised for $32,353.
The changes in options for the year ended August 31, 2008 are as follows:

		Weighted average
		exercise price
	Number	$

Outstanding at beginning of period	17,574,801	17.08
Granted	10,486,500	23.73
Forfeited	(2,133,939)	20.04
Exercised	(1,963,591)	16.48

Outstanding at end of period	23,963,771	19.77

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2008 and 2007
[all amounts in thousands of Canadian dollars, except per share amounts]
The following table summarizes information about the options outstanding at August 31, 2008:

	Number	Weighted
	outstanding	average	Weighted	Number exercisable	Weighted
	at	remaining	average	at	average
Range of prices	August 31, 2008	contractual life	exercise price	August 31, 2008	exercise price

$8.69	20,000	5.14	$8.69	20,000	$8.69
$14.85 - $22.27	15,413,271	5.69	$17.20	8,802,799	$16.47
$22.28 - $26.20	8,530,500	9.00	$24.44	197,000	$22.32

For all common share options granted to employees up to August 2003, had the Company determined compensation costs based on the fair values at grant dates of the common share options consistent with the method prescribed under CICA Handbook Section 3870, the Company’s net income and earnings per share would have been reported as the pro forma amounts indicated below:

	Three months ended	Year ended
	August 31, 2007	August 31, 2007
	$	$

Net income for the period	135,932	388,479
Fair value of stock option grants	30	119

Pro forma net income for the period	135,902	388,360
Pro forma basic earnings per share	0.31	0.90

Pro forma diluted earnings per share	0.31	0.89

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period on a straight-line basis.
The weighted average estimated fair value at the date of the grant for common share options granted was $3.53 per option (2007 — $4.24) and $5.01 per option (2007 — $3.73) for the quarter and year-to-date, respectively. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended August 31,		Year ended August 31,
	2008	2007	2008	2007

Dividend yield	3.65%	2.44%	2.92%	2.79%
Risk-free interest rate	3.12%	4.21%	4.21%	4.12%
Expected life of options	5 years	4 years	5 years	4 years
Expected volatility factor of the future expected market price of Class B Non-Voting Shares	24.4%	22.7%	24.5%	26.0%

Other stock options
In conjunction with the acquisition of Satellite Services, holders of Satellite Services options elected to receive 0.9 of a Shaw Class B Non-Voting Share in lieu of one Satellite Services share which would have been received upon the exercise of an option under the Satellite Services plan.
During the third quarter, the remaining 37,336 Satellite Services options were exercised into 33,602 Class B Non-Voting Shares for $145.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2008 and 2007
[all amounts in thousands of Canadian dollars, except per share amounts]
Contributed surplus
The changes in contributed surplus are as follows:

August 31, 2008
$

Balance, beginning of period	8,700
Stock-based compensation	16,894
Stock options exercised	(2,567)

Balance, end of period	23,027

6.   EARNINGS PER SHARE
Earnings per share calculations are as follows:

	Three months ended August 31,		Year ended August 31,
	2008	2007	2008	2007

Numerator for basic and diluted earnings per share ($)
Net income	132,378	135,932	671,562	388,479

Denominator (thousands of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	429,694	433,864	431,070	432,493
Effect of dilutive securities	2,595	4,562	2,797	3,249

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	432,289	438,426	433,867	435,742

Earnings per share ($)
Basic	0.31	0.31	1.56	0.90
Diluted	0.31	0.31	1.55	0.89

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2008 and 2007
[all amounts in thousands of Canadian dollars, except per share amounts]
7.   OTHER COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Components of other comprehensive income (loss) and the related income tax effects for the year ended August 31, 2008 are as follows:

	Amount	Income taxes	Net
	$	$	$

Change in unrealized fair value of derivatives designated as cash flow hedges	(43,327)	7,134	(36,193)
Adjustment for hedged items recognized in the period	49,801	(9,578)	40,223
Reclassification of foreign exchange gain on hedging derivatives to income to offset foreign exchange loss on US denominated debt	(5,597)	801	(4,796)
Unrealized foreign exchange gain on translation of self-sustaining foreign operations	7	—	7

	884	(1,643)	(759)

Components of other comprehensive income (loss) and the related income tax effects for the three months ended August 31, 2008 are as follows:

	Amount	Income taxes	Net
	$	$	$

Changes in unrealized fair value of derivatives designated as cash flow hedges	68,811	(10,108)	8,703
Adjustment for hedged items recognized in the period	7,756	(1,585)	6,171
Reclassification of foreign exchange gain on hedging derivatives to income to offset foreign exchange loss on US denominated debt	(66,586)	9,524	(57,062)
Unrealized foreign exchange gain on translation of self-sustaining foreign operations	35	—	35

	10,016	(2,169)	7,847

Accumulated other comprehensive income (loss) is comprised of the following:

	August 31, 2008	August 31, 2007
	$	$

Unrealized foreign exchange gain on translation of self-sustaining foreign operations	319	312
Fair value of derivatives	(57,993)	—

	(57,674)	312

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2008 and 2007
[all amounts in thousands of Canadian dollars, except per share amounts]
8.   STATEMENTS OF CASH FLOWS
Disclosures with respect to the Consolidated Statements of Cash Flows are as follows:
(i)  Funds flow from operations

	Three months ended August 31,		Year ended August 31,
	2008	2007	2008	2007
	$	$	$	$

Net income	132,378	135,932	671,562	388,479
Non-cash items:
Amortization
Deferred IRU revenue	(3,137)	(3,137)	(12,547)	(12,547)
Deferred equipment revenue	(33,034)	(28,408)	(126,601)	(104,997)
Deferred equipment costs	58,975	53,007	228,524	203,597
Deferred charges	257	1,315	1,025	5,153
Property, plant and equipment	104,628	97,796	414,732	381,909
Financing costs — long-term debt	882	—	3,627	—
Future income tax expense	50,574	9,997	16,366	142,871
Gain on sale of investment	—	—	—	(415)
Equity income on investee	(301)	(257)	(295)	(363)
Debt retirement costs	—	—	5,264	—
Stock-based compensation	4,419	1,947	16,894	6,787
Defined benefit pension plan	5,517	3,613	22,068	19,120
Net customs duty recovery on equipment costs	—	—	(22,267)	—
Other	118	740	4,543	(1,231)

Funds flow from operations	321,276	272,545	1,222,895	1,028,363

(ii)  Changes in non-cash working capital balances related to operations include the following:

	Three months ended August 31,		Year ended August 31,
	2008	2007	2008	2007
	$	$	$	$

Accounts receivable	(11,762)	(4,508)	(32,646)	(16,435)
Prepaids and other	(5,085)	(2,304)	(9,900)	(9,563)
Accounts payable and accrued liabilities	42,930	27,371	54,839	(14,435)
Income taxes payable	(4)	(65)	(58)	661
Unearned revenue	(286)	2,586	7,069	11,422

	25,793	23,080	19,304	(28,350)

(iii)  Interest and income taxes paid (recovered) and classified as operating activities are as follows:

	Three months ended August 31,		Year ended August 31,
	2008	2007	2008	2007
	$	$	$	$

Interest	19,919	18,335	241,899	231,513
Income taxes	(2)	6	57	(717)

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2008 and 2007
[all amounts in thousands of Canadian dollars, except per share amounts]
(iv)  Non-cash transaction:
The Consolidated Statements of Cash Flows exclude the following non-cash transaction:

	Year ended August 31,
	2008	2007
	$	$

Issuance of Class B Non-Voting Shares on a cable system acquisition	—	3,000

9.   OTHER LONG-TERM LIABILITY
Other long-term liability is the long-term portion of the Company’s defined benefit pension plan. The total benefit costs expensed under the Company’s defined benefit pension were $5,879 (2007 — $3,974) and $23,516 (2007 — $20,808) for the three months and year ended August 31, 2008, respectively.